Exhibit 99.1

Atlas Corp.

23 Berkeley Square

Mayfair, London, W1J 6HE

United Kingdom

www.atlascorporation.com

Seaspan Announces Newbuild Containership Order for

Five High-Quality 12,200 TEU Containerships Backed by 18-Year Charters

London, UK, December 7, 2020 – Seaspan Corporation ("Seaspan"), a wholly owned subsidiary of Atlas Corp. (“Atlas”) (NYSE:ATCO), today announced that it has entered into purchase orders to build five high-quality 12,200 TEU containerships (“the Vessels”). Upon completion and delivery, all five vessels will commence long-term charters with a leading global liner company and are subject to vessel purchase obligations at the conclusion of the charters.

The newbuild vessels are to be financed from additional borrowings as well as cash on hand. This transaction is expected to add approximately $910 million of contracted cash flows over the charter period.

Bing Chen, Chairman, President and Chief Executive Officer of Seaspan, commented, “Combining our disciplined capital allocation, creative customer partnerships and quality growth strategies, we are excited to announce agreements for five newbuild 12,200 TEU vessels backed by long-term charter with a long-standing customer. Executing a discreet newbuild opportunity to fulfil customer needs and achieve targeted returns is a win-win result. Together, with our valuable customer, we were able to develop mutually beneficial business solutions while adding high value vessels to our fleet and expanding our contracted revenue base. Our execution of this transaction demonstrates the innovative solutions we deliver by leveraging our scale and best-in-class fully integrated service platform.”

About Atlas

Atlas is a leading global asset management company, differentiated by its position as a best-in-class owner and operator with a focus on deploying capital to create sustainable shareholder value. Atlas brings together an experienced asset management team with deep operational and capital allocation experience. We target long-term, risk adjusted returns across high-quality infrastructure assets in the maritime sector, energy sector and other infrastructure verticals. Our two portfolio companies, Seaspan Corporation and APR Energy are unique, industry-leading operating platforms in the global maritime and energy spaces, respectively.

For more information visit atlascorporation.com

About Seaspan

Seaspan is a leading independent owner and operator of containerships with industry leading ship management services. We charter our vessels primarily pursuant to long-term, fixed-rate, time charters to the world’s largest container shipping liners. As of today, Seaspan’s fleet consists of 127 containerships, representing total capacity of approximately 1,073,000 TEU with $4.1 billion of contracted revenue. Seaspan’s operating fleet of vessels has an average age of approximately 7 years and an average remaining lease period of approximately 4 years, on a TEU-weighted basis.

For more information visit seaspancorp.com

Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including statements regarding the success and completion of the newbuild contracts and related charters, and the expected benefits of the transaction to Atlas’s financial condition and results from operations. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. These forward-looking statements reflect management's current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:  the possibility that deliveries of the newbuild vessels will be delayed; the potential for early termination of the charters and Seaspan’s inability to replace them; the possibility that we will not be able to continue to execute on our growth strategy; and other factors detailed from time to time in our periodic reports and filings with the Securities and Exchange Commission, including Atlas's Annual Report on Form 20-F for the year ended December 31, 2019. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

Investor Inquiries:

Robert Weiner

Investor Relations
Atlas Corp.

Tel. +1-904-345-4939

Email: IR@atlascorporation.com

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